UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marco Polo Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

144 East 44th Street
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack 917-923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP
(Name – *if individual, state last, first, middle name*)

420 Lexington Ave, Suite 2160	New York	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Steven Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marco Polo Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature NYSDL 755 693769

CEO

Title

3/15/2021

Notary Public

AHN TED TAESHIK
Notary Public, State of New York
No. 01AN6286995
Qualified in Westchester County
Commission Expires 08/05/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marco Polo Securities, Inc.
(A Wholly-Owned Subsidiary of Magellan Global Inc.)

**Report on Statement of Financial Condition
and Supplementary Information**

As of and for the Year Ended December 31, 2020

Marco Polo Securities, Inc.
(A Wholly-Owned Subsidiary of Magellan Global Inc.)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2020

Marco Polo Securities, Inc.
(A Wholly-Owned Subsidiary of Magellan Global Inc.)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

Assets

Cash	$	412,495
Commissions receivable (net)		93,656
Employee Advances		4,250
Prepaid expenses and other assets		9,857
Total assets	$	520,258

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$	134,497
Total liabilities		134,497

Stockholder's equity

Preferred stock - $1,000 par value; 1,000 shares authorized;		
shares issued and outstanding - none		-
Common stock - no par value; 200 shares authorized;		
100 shares issued and outstanding		80,704
Additional paid-in capital		363,889
Retained earnings		(58,832)
Total stockholder's equity		385,761
Total liabilities and stockholder's equity	$	520,258

The accompanying notes are an integral part of this statement of financial condition

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Marco Polo Securities Inc. (the "Company") is a wholly-owned subsidiary of Magellan Global Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of FINRA, a member of the Securities Investor Protection Corporation ("SIPC"), and a member of the National Futures Association ("NFA") as an introducing broker.

The Company does not carry accounts for customers, or perform custodial functions, related to securities. The Company's primary business is offering investment banking and advisory services, and providing private placement services. Accordingly, the Company claims exemption from SEC Rule 15c3-3 under exemptive provision (k)(2)(i).

The Company is also engaged in providing "Chaperoning" services under SEC Rule 15a-6.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Allowance for Doubtful Accounts

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. As a general rule, a 50% allowance is taken on items older than 90 days and a full allowance is taken on items that have aged more than 180 days, however discretion is used based on the circumstances of each account. As of December 31, 2020, the allowance for doubtful accounts was ($38,721) in aggregate.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Securities transactions and related commission revenue are recorded on a trade-date basis. Technology services revenue is recognized as the service is provided. Investment banking income includes fees earned for financial advisory services, which are recorded as earned in accordance with the underlying agreement. Placement fees are earned at the time the placement is completed.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for Individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

The Company files its tax return on a consolidated basis with the Parent entity, Magellan Global Inc. The income tax obligation to the IRS, if any, belongs to the Parent company Magellan Global Inc.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company incurred costs consisting of reimbursable expenses with its sister company, Pi Capital International LLC ("Pi Capital"), a wholly owned subsidiary of Magellan Global Inc. Amounts paid to Pi Capital as of December 31, 2020 and for the year then ended total $181,795 for expense reimbursements. As of December 31, 2020 the Company owed $11,450 to Pi Capital.

In response to COVID-19, Pi Capital submitted an SBA loan application for $290,200, which was computed based on the qualifying expenses in 2019. The Company was approved by its bank and the SBA and the loan was issued to the Company on May 7, 2020. Pi Capital intends to qualify for full loan forgiveness over the qualifying period and will convert the loan to revenue once the loan forgiveness has been formally granted by the appropriate authorities. Compensation costs of $79,500 were advanced to the company from the proceeds of the loan, such amounts are included in the $181,795 of expense reimbursements.

NOTE 3 - OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 4 - SIGNIFICANT CUSTOMERS

At December 31, 2020 and for the year then ended, 57% of gross revenues was derived from three customers. These three customers accounted for 34%, 12% and 11% of gross revenues, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the National Futures Association.

At December 31, 2020, the Company has regulatory net capital of $328,488, which exceeds the Company's minimum regulatory net capital requirement of $250,000 (which is net capital requirement of the SEC Rule 15c3-1) by $78,488. The Company's percentage of aggregate indebtedness to net capital is 41% as of December 31, 2020.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events to determine if events or transactions, occurring through the date the financial statement was available to be issued, require adjustment to or disclosure in the financial statement.

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern . This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated .

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act includeed temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.